UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

CKX, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

with a copy to:
Robert F.X. Sillerman	Howard J. Tytel
c/o CKX, Inc.	CKX, Inc.
650 Madison Avenue, 16th Floor	650 Madison Avenue, 16th Floor
New York, New York 10022	New York, New York 10022
Tel. No.: (212) 838-3100	Tel. No.: (212) 838-3100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	2	of	6

1.	NAME OF REPORTING PERSON: ROBERT F.X. SILLERMAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		15,626,919 (see Item 5)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,556,392(1) (see Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15, 626,919 (see Item 5)

WITH	10.	SHARED DISPOSITIVE POWER

3,556,392(1) (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,183,311(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6% OF COMMON STOCK(3)

14.	TYPE OF REPORTING PERSON

IN
(1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants.
(2) Includes (i) 1,009,389 shares of Common Stock owned of record by Mr. Sillerman, (ii) 14,617,530 shares of Common Stock owned of record by Mr. Sillerman which shares have been pledged, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Mr. Sillerman, (iii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iv) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants.
(3) Based on 93,027,774 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	3	of	6

1.	NAME OF REPORTING PERSON: SILLERMAN CAPITAL HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,556,392 (see Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,556,392 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,556,392

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN
(1) Based on 93,027,774 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	4	of	6
SCHEDULE 13D/A
Introductory Note
     This Amendment No. 10 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 6, 2008 (“Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC by Sillerman Capital Holdings, Fuller and Parent on November 28, 2008 (“Amendment No. 8”) and Amendment No. 9 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on April 23, 2009. Sillerman and Capital Holdings are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 shall remain unchanged.
     The information contained in this Statement is not an offer to sell any Company securities and the Company is not soliciting an offer to buy any Company securities. Any such Company securities offered will not be registered under the Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of Amendment No. 9 is hereby amended and restated in its entirety as follows:
Sillerman
     (a) Sillerman beneficially owns (i) directly 15,626,919 shares of Common Stock (consisting of (A) 1,009,389 shares of Common Stock owned of record by Mr. Sillerman and (B) 14,617,530 shares of Common Stock pledged by Mr. Sillerman, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Mr. Sillerman) and (ii) indirectly 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse), which in the aggregate represents approximately 20.6% of the Common Stock of the Company based on 93,027,774 shares of Common Stock of the Company outstanding on August 5, 2009.
     (b) Sillerman has sole voting power and sole dispositive power with respect to 15,626,919 shares of Common Stock (consisting of (A) 1,009,389 shares of Common Stock owned of record by Mr. Sillerman and (B) 14,617,530 shares of Common Stock owned of record by Mr. Sillerman which shares are subject to a pledge by Mr. Sillerman, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Mr. Sillerman) and has shared voting power and shared dispositive power with respect to 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings; and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse).
     (c) On October 9, 2009, Mr. Sillerman sold 7,850,000 shares of Common Stock in a private transaction to two mutual funds managed by Capital Research and Management Company at a purchase price of $6.75 per share.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	5	of	6
     (d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Sillerman.
     (e) Not applicable.
Capital Holdings
     (a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.7% of the Common Stock of the Issuer based on 93,027,774 shares of Common Stock of the Company outstanding on August 5, 2009.
     (b) Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock.
     (c) Capital Holdings has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
     (d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Capital Holdings.
     (e) Not applicable.
     Sillerman, by reporting beneficial ownership of the 1,000,000 shares of Common Stock owned of record by his wife, Laura Baudo Sillerman, does not admit that he is a beneficial owner for any other purpose.
     Except as disclosed in this Item 5, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.
     By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons. Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.
     Except as described herein and as previously described in this Item 5, no transactions in Common Stock have been effected by the Reporting Persons during the last 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is hereby amended and restated in its entirety as follows:
     14,617,530 of the shares of common stock beneficially owned by Sillerman have been pledged to Deutsche Bank Trust Company Americas, together with certain other collateral, to secure a $60 million personal loan to Mr. Sillerman. The loan matures on August 15, 2011; provided however that, $10 million of the loan becomes payable on November 24, 2009, and $4 million of the loan becomes payable on each of October 1, 2010, January 1, 2011, April 1, 2011, and July 1, 2011. Events of default under the loan include, without limitation, the closing trading price of the Common Stock of CKX, Inc. falling below $4.00 on any day while the loan is outstanding.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN
Date: October 22, 2009	/s/ Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.
/s/ Robert F.X. Sillerman
Date: October 22, 2009	By: Robert F.X. Sillerman, as President of Sillerman
Capital Holding, Inc. Its: General Partner